DC
No Act
PE 12-6-02
1-02256

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02068212

December 24, 2002

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act 1934
Section
Rule 14A-8
Public Availability 12/24/2002

Re: Exxon Mobil Corporation
Incoming letter dated December 6, 2002

Dear Mr. Parsons:

This is in response to your letter dated December 6, 2002 concerning the shareholder proposal submitted to Exxon Mobil by Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

December 6, 2002

VIA Network Courier

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Proxy Card

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Robert D. Morse and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting because the proposal would be misleading for our shareholders in contravention of Rule 14a-9.

Changes Requested by Proposal would be False and Misleading under Rule 14a-9

The proposal as revised by Mr. Morse requests that ExxonMobil modify its proxy card to provide for votes "against" director nominees, rather than the withholding of votes.

Enclosed as Exhibit 2 is a legal opinion from our outside counsel admitted to practice in the State of New Jersey, where ExxonMobil is incorporated. The opinion confirms that (i) New Jersey corporate law provides that directors shall be elected by plurality vote unless the company's certificate of incorporation provides otherwise; (ii) Exxon Mobil Corporation has not adopted any charter provision to opt out of plurality voting for directors; (iii) under the laws of New Jersey in an election of directors where directors are elected by plurality vote, a vote against a nominee for election as a director has no effect in determining whether a nominee is elected as a director; and (iv) therefore, to provide for votes against directors in our proxy would be misleading.

The proposal may therefore be omitted under Rule 14a-8(i)(2) on the basis that the changes requested by the proposal would be false and misleading for our shareholders in contravention of Rule 14a-9.

Essentially the identical proposal was included in material submitted by Mr. Morse for ExxonMobil's annual meeting last year. On request for reconsideration, which included an opinion of our New Jersey counsel in substantially the same form as the opinion included as

Exhibit 2 to this letter, the staff concurred with our view that the proposal could be excluded under Rule 14a-8(i)(2) "because ExxonMobil's governing instruments do not opt out of the plurality voting that is otherwise specified by New Jersey law, and therefore it appears that implementation of the proposal would result in ExxonMobil's proxy material being false or misleading under Rule 14a-9." See Exxon Mobil Corporation (available March 28, 2002). See also CSX Corporation (available March 11, 2002) (granting request for reconsideration); Coca Cola Company (available February 6, 2002); and Visteon Corporation (available February 20, 2002), in each of which the staff reached the same conclusion with respect to essentially the same proposal from the same proponent.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to Mr. Morse.

Sincerely,

James Earl Parsons

James Earl Parsons

JEP/pdb

Enclosures

cc w/enc: Proponent:
Mr. Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

EXHIBIT 1

RECEIVED

SEP 0 5 2002

JAMES E. PARSONS

Office of the Secretary
ExxonMobil Corporation
5959 Las Calinas Boulevard
Irving, TX 75039-2298

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph:856 235 1711
August 23, 2002

Dear Secretary:

I wish to enter a proposal for the Year 2003 Proxy Material.

I have over $2000.00 stock equity, and have held same over one year. Also, I plan to be personally or represented at the meeting. There could well be offers after proxy delivery.

My request has been omitted on some previous offerings due to non-attendance at meetings However, the SEC Rules of 1934, as amended, permit publication if the proponent has a valid reason for non-representation or appearance at the meeting. It is my contention that travel to the designated meeting is a problem for an elderly person, expensive, only to repeat the request in the short time allotted to speak, after hours of travel, and only a percentage of stockholders personally attending and maybe listen and vote "FOR". Management has their expenses paid by the Company, and there is no remuneration for a proponent. Therefore, the "attendance by proponent rule" is exclusionary and benefits a Corporation unfairly.

Thank you for your interest.

Enclosures

Robert D. Morse

Robert D. Morse

SHAREHOLDER RELATIONS

SEP 0 4 2002

NO. OF SHARES 5,313.34

DISTRIBUTION: PTM; DLT; DGH;
SMD; FLR; REG; JEP; LKB

Office of the Secretary
ExxonMobil Corporation
5959 Las Calinas Boulevard
Irving, TX 75039-2298

Robert D. Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711

August 19, 2002

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2003 Proxy material. I plan to be represented at the meeting.

PROPOSAL

Management and Directors are requested to change the format of the Proxy Material. This is a single Proposal, and includes the voting card, noting WHAT to change..

Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management. The proxy is the property of stockholders, and must not be confiscated, regardless of Corporate statements in Rules of Incorporation or State Rules. Rules are NOT laws!

REASONS:

Shareholders have been denied a vote "AGAINST" Directors for many years, benefiting Management and Directors in their zeal for reelection and determination to stay in office by whatever means. This is the only area in which an "AGAINST" choice is omitted.. Management's claiming votes of signed but unmarked proxies is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt to prevent further solicitation of a vote.

FURTHER:

Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners. The Shareowners likewise have the right to ask for a vote "AGAINST" all company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks.

Thank you,
Robert D. Morse Robert D. Morse

F. L. REID
SEP - 3 2002
9/4

February 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Corp.
Incoming letter dated December 21, 2001

The proposal requests that the board make particular revisions to its proxy materials.

We are unable to conclude that AT&T has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Grace K. Lee
Attorney-Advisor

February 15, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated December 26, 2001

The proposal requests that the board make particular revisions to its proxy materials.

We are unable to concur in your view that Merck may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Merck may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to conclude that Merck has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that Merck may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Merck may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Merck may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Grace K. Lee
Attorney-Advisor

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Patrick T. Mulva
Vice President, Investor Relations
and Secretary

EXHIBIT 1

ExxonMobil

September 9, 2002

VIA UPS - OVERNIGHT DELIVERY

Mr. Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

RECEIVED
SEP 10 2002
JAMES E. PARSONS

Dear Mr. Morse:

This will acknowledge receipt of your August 23, 2002 letter and shareholder proposals that you have submitted in connection with ExxonMobil's 2003 annual meeting of shareholders.

As you know, the shareholder proposal process is governed by Rule 14a-8 under the Securities Exchange Act of 1934 (copy enclosed). Your submission contains several problems under this rule.

Since your name appears in the company's records as a shareholder, we were able to verify your share ownership. However, paragraph (b) (Question 2) of Rule 14a-8 also requires you to provide a written statement that you intend to continue to hold the securities through the date of the 2003 annual meeting of shareholders. Your letter did not include this statement. **You need to provide such a statement postmarked or transmitted electronically to us no later than 14 days from the date you receive this letter.**

Paragraph (c) (Question 3) of Rule 14a-8 provides that you may submit no more than one proposal to the company for a particular shareholders' meeting. Notwithstanding the statement in your proposal that "This is a single Proposal," your submission contains at least two separate proposals. One proposal requests a change in the proxy card to provide for votes "against" director candidates, instead of the current format under which a shareholder may withhold authority to vote. A second proposal appears to request removal of the provision under which proxy cards that are signed and returned without specifying a vote will be voted in accordance with the recommendations of the Board of Directors.

Even though both of these proposals relate to the proxy card, they are substantially distinct. One proposal deals with the ability to vote "against" directors. The other proposal deals with eliminating the mechanism whereby shareholders who wish to vote in accordance with the Board's recommendations may simply sign and return the proxy card without specifying choices on each item of business. These are separate and logically distinct proposals. In fact, as you know, the SEC concurred in this view in letters issued last proxy season regarding the omission of essentially the same submission by you to Ford Motor Company and Citigroup, Inc.

In accordance with paragraph (f) of Rule 14a-8 (Question 6), we are hereby notifying you that your submission exceeds the one proposal limitation. **Your response telling us which proposal you wish to submit must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this letter.**

Paragraph (h) (Question 8) of Rule 14a-8 also requires that either you or your representative, who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Your letter is not clear as to whether or not you intend to meet this requirement. Your cover letter states that you "plan to be personally or represented at the meeting. There could well be offers after proxy delivery." In the next paragraph, you explain why you feel your attendance at the annual meeting is not justified. **Please confirm whether or not you in fact will attend the meeting in person or will arrange for a representative qualified to act under state law to attend the meeting to present your proposal. Your response on this point should also be postmarked or transmitted electronically to us no later than 14 days from the date you receive this letter.** Note that if you appoint someone to act as your representative, you must do so in writing in advance of the meeting.

Lastly and more generally, we urge you simply to withdraw your submission in its entirety. In addition to the problems noted above, and as we have explained to you before, votes "against" a director candidate do not have any effect under the laws of New Jersey where ExxonMobil is incorporated. Therefore, modifying the proxy card as you suggest would be misleading to shareholders. As you know, the SEC has already concurred that essentially the same proposal submitted by you to us last year could be omitted from our proxy statement on this basis.

Nothing has changed that would alter this analysis. Therefore, in the interests of all shareholders, we ask you to withdraw your proposal.

Sincerely,

Enclosure

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SHAREHOLDER PROPOSALS

RULE 14a.8

Rule §240.14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of Law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of Proxy Rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal Grievance; Special Interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of Power/Authority: If the company would lack the power or authority to implement the proposal;

(7) Management Functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to Election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with Company's Proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting; Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially Implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

RECEIVED

SEP 23 2002

P.T. MULVA

EXHIBIT 1

RECEIVED

SEP 23 2002

JAMES E. PARSONS

Robert D. Morse
212 Highland Avenue
Moorestown NJ 08057-2717

Ph: 856 235 1711
September 10, 2002

Patrick T. Mulve
ExxonMobil Corporation
5959 Las Calinas Boulevard
Irving, TX 75039-2298

Dear Mr Mulve:

I will answer your letter in sequence of presentation.

First, thanks for ownership verification; one Company has persisted twice now, not accepting printout from broker of electronic registration, but asking them to provide a letter for me to verify---truly a "behind the times" obstruction maneuver. The office should perhaps have a "once over" by their research department to update—My quip.

Next, I am happy to have been thoughtful enough to invest in your Company, and I intend to hold beyond and again beyond the 2003 meeting, thank you for asking.

My "Beginner's Lesson" rhyme was intended to help understand my Proposal, but it did not stop an objection to the issue; therefore, the easy-answer,--- I am dropping the latter of the items and dwelling on replacing the "AGAINST" to its rightful place on the Proxy Card. The final reduced version of my proxy proposal is enclosed.

I am designating Mr. John Chevedden, 2215 Nelson Ave., Redondo Beach, CA 90278 as my alternate to present my proposal in event I cannot attend. He will have a letter of authorization from me.

The laws, actually "Rules" governing companies registered in the State of NJ and other states using "procurial" voting are in violation of an American's "Right of Dissent", as I have advised the SEC previously, since they exclude an objectionable vote. This is not a matter of "confusing" a shareholder.

Your final "nothing has changed" statement is understandable; from a Company viewpoint, but is not a fairness to shareholders one.

Sincerely,

Enclosures.

Robert D. Morse

Robert D. Morse

SHAREHOLDER RELATIONS

SEP 23 2002

NO. OF SHARES 5,313

DISTRIBUTION: PTM; DLT; DGH
SMD; FLR; REG; JEP; LK

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711
September 10, 2002

Patrick T. Mulve, Secretary
ExxonMobile Corporation
5959 Los Calenas Boulevard
Irving, TX 75039-2298

Dear Mr. Mulvey:

I wish to enter this proposal for the Year 2003 Proxy Material.

I have over $2000.00 stock equity, and have held same over one year. I intend to hold the stock beyond the 2003 meeting date. I plan to attend or be personally represented at the meeting.

PROPOSAL

Management and Directors are requested to make the following change to the format of the Proxy Card:

Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column.

REASONS:

Shareholders have been denied a vote "AGAINST" Directors for many years, benefiting Management and Directors in their zeal for reelection and determination to stay in office by whatever means. This is the only area in which an "AGAINST" choice is omitted. "EXCEPT" and "ABSTAIN" are NOT deductible from "FOR", therefore unfair to the shareholders. The Management's selection for Directors have an advantage to be elected, as few, if any,other nominees are ever presented.

FURTHER:

Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners. The Shareowners likewise have the right to ask for a vote "AGAINST" all company select nominees for Director. Note the news of present exposures of Corporate Director's wasteful remuneration to Management after their election.

Thank you,
Robert D. Morse

Robert D Morse

These rhymes are for stress relief. Not part of the presentation

LONG DISTANCE CALL

Isn't it easy to make a long distance call,
Since the low rates are no problem at all ?
But when archeologists make an estimate of time,
I actually believe we are given a line.
Two or three hundred million years !
What happened between, that's in arrears ?
Should a dino's bones be near a mountain slide,
They might claim that one could glide.
If we should believe all this lore,
They might next witness a dino soar !

PROJECT YOUR THOUGHT

There is a tendency to live day by day,
So, let's consider a possible better way:
Find a spot where everything's quiet,
Then you might let your thoughts run riot.
Give some time thinking of your future,
What to accomplish, and your brain may nurture.

A PRETTY FACE

Are you attracted by a pretty face ?
Well, let me assist you with the case:
Start looking further, about her waist,
Then, you may depart in haste !

Robert Dennis Morse

These rhymes are for stress relief. Not part of the presentation.

YA KNOW ?

I visited a poetry reading session once or twice;
Let me tell you now, it doesn't suffice.
A poem is read, and comments are made,
As how to improve it, and this I heard said:
"Ya know ?, this could say: like, Ya know ?"
His analysis was determined, and too slow;
Then, a line or two more, he didn't pick apart,
But so few got to espouse, I hastened to depart.

DISTURBED

The strangest things can happen in a bar,
I like to report them, but not where they are.
One new owner's place was recommended to me,
Therefore, first chance, I went there to see.
It was at a restaurant, which was dimly lit,
I stepped up on the bar ledge, found a spot to sit.
A patron returned, on my left, to his seat,
And on my ear, he proceeded to beat.
"Have you the time Sir ?" His opening remark,
I felt I should leave, right at the start.
From then on, he sipped, then banged down the bottle;
His persistence in yakking, I could not throttle.
Of a sudden he lurched, the bottle fell to the floor,
As to what didn't happen, he continued to explore.
"How come it didn't break ?", He kept asking.
My instant reply, I kept basking:
" It was most empty, like your head !",
Caused me to check out, with nothing said.

Robert Dennis Morse

These rhymes are for stress relief.
Not a part of the presentation

OUR FLAG

Here is what I would like you to do:
Follow the thought as I make a review.
The blue field is the sky at night,
The stars are the sparks of fireworks that delight.
The stripes as it waves seem to show
Our patriotism that continues to flow.
When flown with music our eyes come aglow
With tears of delight, I think you know.

Robert Dennis Morse

"OUR FLAG"

Our flag, Our flag, part of our heritage,
Part of our lives.
We think little of its meaning,
Little more than a piece of fabric, NOW!
We see it as a symbol of our unity, our national
Strength and might.
Not only is our flag found
At ground zero of the WTC towers,
But everywhere we look.
Our flag, Our flag, though tattered and torn,
It still flies high, FREE, and strong !

Chris Orfe, age 13
9-27-01

Beetle Bailey


I GET A LUMP IN MY THROAT EVERY TIME I LOOK AT OUR FLAG
DON'T WORRY
YOUR DOUBLE CHIN HIDES IT
MORT WALKER

These rhymes are for stress relief.
Not a part of the presentation

GM Endorses New Corporate Accountability Initiatives

General Motors, long recognized as a leader in good corporate governance practices, said on August 6th that it planned to unconditionally comply with the new Securities and Exchange Commission (SEC) requirement for key officers to certify its financial reporting, and will expense options granted to employees beginning January 2003. The company also endorsed the new Corporate Accountability and Listing Standards approved by the New York Stock Exchange and expressed support for the Sarbanes/Oxley Act recently signed into law

GM will expense the fair market value of stock options granted to employees beginning in January 2003------ --GM expects the expense associated with stock options will be about $85 million ------for the year.---The full cost of GM's annual options grants is expected to grow to about $130 million------in the year 2005.

DOUBLE TALK ?

If you persist in making double talk,
It is up to me to take a walk.
So, I walk right up with an answer to you,
Since that is my right and duty to do.
You claim to accept "Corporate Accountability",
And at the same time deny shareholders right to be
Able to vote "AGAINST" in the choice for DIRECTORS.
Doesn't this show that you are defectors,
Of an American's "Right of Dissent"
By having removed "AGAINST" from proxy content?

Robert D. Morse

Robert D. Morse
212 Highland Avenue
Moorestown, NJ, 08057-2717

Ph: 856 235 1711

September 12, 2002

Dear Secretary:

Would you please convey the thought to Management that since most replies to my Proposal are determined to find two, not one, subjects in my presentation, and it to be in violation of the Rules of 1934, as amended, would Management kindly contact the Securities and Exchange Commission for an answer as to why the former Chrysler Corporation presented three separate subjects as shown in my "EXHIBIT", and the SEC has DELAYED OR SUPPRESSED THE INFORMATION for 4 years as of end of September ?

I am under the impression it is : "Heads off, all around, but not mine" attitude.

Will you aid me as a responsible American Corporation in having these plundered assets returned, via the succeeding merged company ? You can understand I have been ignored and/or treated poorly by the SEC, and the Federal Courts, as shown.

Thank You,

Robert D. Morse

Enclosures:
Adjusted request proposal
Chrysler Corp. Exhibit/Request.
Rhymes for stress relief.

Robert D. Morse
212 Highland Avenue
Moorestown, NJ, 08057-2717

Ph: 856 235 1711
August 19, 2002

THIS IS A WHISTLE BLOWER ACCOUNT OF A CONTRIVED PLAN BY WHICH FIVE CHRYSLER EXECUTIVES AND OTHERS ENRICHED THEMSELVES AS A RESULT OF A MERGER VOTE AND NO REGULTORY ACTION TAKEN THERON

OUTLINE OF CHRYSLER—MERCEDEZ MERGER PLAN

Proposal August 6.1998—Voted September 18, 1998

1. A week or so prior to receipt of Merger Proposal, a notice in Philadelphia Inquirer business column stated that five Chrysler executives stood to gain over 300 million in benefits as a result of a favorable merger vote.

2. Within twenty minutes of receipt of Proxy Materials, due to the notice, I spotted a conspiracy to mislead and confuse the shareholders as to voting for or against the merger plan..

3. SEC Rules of 1934, as amended, only permit one subject per proposal.
Chrysler executives placed the proposal to merge with Mercedez-Benz as one, Cash and options awards to themselves as another subject, and a third subject to increase Mr. Eaton's monthly retirement benefits all in one voting box, which misled stockholders into thinking all was a necessary part of the vote to merge. The result was over 97 percent voted in favor thereof.

4. Chrysler executives invited Tricenda Corporation [11% holdings] to vote for the merger plan, prior to issuing the proxy to remaining stockholders. Tricenda has since challenged the merger in Federal District Court in Delaware, the state of Chrysler's incorporation

5. A precautionary statement on front page reads: "—you will be asked to approve and adopt the amended and restated—Agreement—and the transactions contemplated by it , including the Chrysler Merger, are fair to and in the best interests of Chrysler and Chrysler's stock-holders." --"Your Board of Directors has unanimously approved—the Chrysler Merger—and the transactions contemplated by it,"—"including the Chrysler Merger."

6. Page 70, Par. 2 stipulates in a running sequence the cash payments to be made the five executives, not in a graphic depiction, as would be ordinarily presented. It is presented twice in the same manner. The executives can thereby claim "full disclosure". Continuing, Par. 4: Special Bonus Plan: "Chrysler may award special cash bonuses, not to exceed $5 million – to reward their efforts in connection with the transaction" Next continuing, is a running list of benefits to be derived by issuing Stock Appreciation Rights as a group [30 individuals including the five executives], 8,521,319 shares. "—Chrysler will establish an appropriate program to cover [if] the shortfall"

7. Approximately August 10, 1998, a letter to Chairman and CEO Robert J. Eaton inviting a change to three separate proposals went unanswered. SEC Rules: One subject per proposal.

8. Several letters to the SEC, acknowledged but no action taken to date. Likewise, three requests to the Justice Department never acknowledged nor action taken. A letter to Delaware, state of incorporation went unanswered.

9. Court action taken in Third District Court, Camden, NJ thrown out as "over one year of prior knowledge of alleged crime', seeking reimbursement to shareholders. Appeal to full court denied. Appellate Court in Philadelphia upheld first denial of a jury trial which had been requested. Appeal to Supreme Court returned with directions as how to apply within 90 days, [40 copies plus $300 fee, and admonition that only small percentage of cases are accepted for review by that Court]., therefore abandoned if favor of publicity as remedy for official inaction, even when evidence presented to Federal Courts.

Suggested headline:

FIVE CHRYSLER EXECS MADE A COUP[E]

AND THE STOCKHOLDERS TAKEN FOR A RIDE !

EXHIBIT 2

PITNEY, HARDIN, KIPP & SZUCH LLP

(MAIL TO)
P.O. BOX 1945
MORRISTOWN, NEW JERSEY 07962-1945

(DELIVERY TO)
200 CAMPUS DRIVE
FLORHAM PARK, NEW JERSEY 07932-0950
(973) 966-6300
FACSIMILE (973) 966-1550

NEW YORK, NEW YORK
(212) 297-5800
FACSIMILE (212) 682-3485

RED BANK, NEW JERSEY
(732) 224-1200
FACSIMILE (732) 224-3630

BRUSSELS, BELGIUM
32-02-514-54-19
FACSIMILE 32-02-514-16-59

December 4, 2002

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

In connection with the election of directors at the 2003 annual meeting of shareholders of Exxon Mobil Corporation, a New Jersey corporation (the "Company"), you have asked our opinion as to the effectiveness of a vote by a shareholder "against" a director.

Pursuant to Section 14A:5-24(3) of the New Jersey Business Corporation Act (the "Act"), directors of the Company are elected by a plurality of votes cast by shareholders at an election. New Jersey law does not provide shareholders an option to vote against directors who are nominated for election. The only recognized voting options for shareholders under New Jersey law are to either vote for a nominee or to not vote, or withhold the vote, for the nominee. Although the Act does permit corporations to fashion an alternative method of selecting directors by inclusion of an appropriate provision in the certificate of incorporation, the certificate of incorporation of the Company has no such provision.

Accordingly, under the Act, a vote "against" a director is not counted in determining the directors elected in the election.

If you were to include a mechanism for shareholders to vote "against" a director in an election of directors, the shareholders would be thereby mislead into believing that such an "against" vote was in some way determinative in the election. Because, under the Act, such votes "against" would have no impact whatsoever, the inclusion of such a voting mechanism would be misleading to the shareholders.

We are admitted to practice law in New Jersey. The foregoing opinion is limited to the laws of the State of New Jersey and the federal securities laws of the United States.

Except for submission of a copy of this letter to the Securities and Exchange Commission in connection with its consideration of inclusion and exclusion of materials in the Company's proxy materials for its 2003 annual meeting, this letter is not to be quoted or otherwise referred to in any document or filed with any entity or person (including, without limitation, any governmental entity), or relied upon in any such entity or persons other than the addressee without the written consent of this firm.

Very truly yours,

Pitney, Hardin, Kipp & Szuch LLP

PITNEY, HARDIN, KIPP & SZUCH LLP

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 24, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated December 6, 2002

The proposal requests that the board make particular revisions to its proxy materials.

There appears to be some basis for your view that Exxon Mobil may exclude the proposal under rule 14a-8(i)(2). In this regard, because Exxon Mobil's governing instruments do not opt out of the plurality voting that is otherwise specified by New Jersey law, it appears that implementation of the proposal would result in Exxon Mobil's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Exxon Mobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Exxon Mobil relies.

Sincerely,

Grace K. Lee
Special Counsel